1036139

Form 6-K

02012910

P.E. 1/31/02

FEB 05 2002

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

Commission File Number: 1-10358

TRIZEC HAHN CORPORATION
(Name of registrant)

BCE Place
181 Bay Street
Suite 3900
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)

PROCESSED
FEB 13 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	News Release for Trizec Hahn Corporation dated January 29, 2002	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIZEC HAHN CORPORATION

Date: February 4, 2002

By: ______________________
Name: Colin J. Chapin
Title: Senior Vice President, Taxation

EXHIBIT 1

TrizecHahn
CORPORATION

NEWS RELEASE

For Immediate Release

All amounts in U.S. dollars

Investor Contact:
Dennis C. Fabro
Vice President,
Investor Relations
416 361 7214

Media Contact:
Rick Matthews
Senior Vice President,
Public Relations / Corporate Communications
212 382 9314

TRIZECHAHN TAKES WRITE-DOWNS ON NON-CORE ASSETS

Toronto, January 29, 2002 -- TrizecHahn Corporation (NYSE, TSE: TZH) has adjusted its valuations on several assets, based primarily on the results of recently completed independent third-party appraisals.

The pre-tax provision for loss, which will be reflected in the Company's year-end 2001 earnings statement, will total approximately $285 million. It will be applied to various non-core assets, most of which are being held for disposition. Of the $285 million, approximately $217 million relates to the recently-opened Hollywood & Highland retail and entertainment complex, and another $68 million relates to other assets and investments -- consisting primarily of Desert Passage ($18 million), European assets in Germany, Poland and the Czech Republic (total of $10 million), Canadian assets ($20 million) and the Company's investment in Captivate Network, Inc. ($11 million). The Company is continuing to review its investment in Global Switch and expects to report on the results of that review when year-end earnings are released on February 12, 2002.

The determinations of value for both Hollywood & Highland and Desert Passage have been significantly impacted by cost over-runs at Hollywood & Highland and by the decline in international and domestic tourism since the events of September 11, 2001. In addition, Desert Passage has been affected by the Chapter 11 filing of the adjacent Aladdin Hotel and Casino.

TrizecHahn President and CEO Christopher Mackenzie commented, "We engaged the services of expert appraisers to ensure that our properties being held for disposition are properly valued. We are satisfied that we have achieved that objective."

As tourism recovers and the overall economy improves, the Company will continue to focus on maximizing the operational performance and future value of its retail and entertainment assets.

TrizecHahn
CORPORATION

NEWS RELEASE

TrizecHahn Corporation, one of the largest public real estate companies in North America, has ownership interests in and manages a high-quality portfolio of 76 U.S. office properties totaling 49 million square feet concentrated in the central business districts of seven major cities. It also has interests in retail/entertainment properties in the United States and Europe, a global technology center business, and properties in Canada. The Company trades on the New York and Toronto stock exchanges under the symbol TZH. For more information, visit the TrizecHahn Web site at www.tzh.com or call 1-800-891-7017.

This news release of the Corporation contains forward-looking statements relating to the Corporation's business and financial outlook, which are based on the Corporation's current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Corporation undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which our principal tenants compete, economic, technological and business conditions specific to the Internet industry which impact demand by tenants of our technology center business, our ability to timely lease or re-lease space at current or anticipated rents, our ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, our ability to attract and retain high quality personnel at a reasonable cost in a highly competitive labor environment, future demand for our debt and equity securities, our ability to refinance our debt on reasonable terms at maturity, our ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes applicable to our U.S. REIT, market conditions in existence at the time we sell assets, the possibility of change in law adverse to TZH REIT or Canco, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in the Corporation's Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (SEC), the Corporation's Annual Information Form filed with the Canadian securities regulators and the Registration Statement the Corporation has filed with the SEC for TZH REIT.